DEMARCO TRAINING SYSTEM LLC
Profit & Loss

January through December 2022

<u>Cash Basis</u>

	Jan - Dec 22
Ordinary Income/Expense	
Income	
Sales	212,504.00
Total Income	212,504.00
Expense	
Advertising and Promotion	10,000.00
Cell Phone	2,455.00
Covid Spray	3,008.00
Gifts	5,000.00
Insurance Expense	3,084.00
Interest Expense	1,932.00
Internet	1,221.00
Janitorial	6,020.00
Laundry and Cleaning	624.00
NJ Annual Report	78.00
Outside Services	43,590.00
Professional Fees	220.00
Rent Expense	80,000.00
Travel Expense	874.00
Uniforms	3,157.00
Utilities	8,147.00
Total Expense	169,410.00
Net Ordinary Income	43,094.00
Net Income	**43,094.00**

DEMARCO TRAINING SYSTEM LLC
Balance Sheet
As of December 31, 2022

Cash Basis

	Dec31,22
ASSETS	
Current Assets	
Checking/Savings	
Checking	26,511.00
Total Checking/Savings	26,511.00
Total Current Assets	26,511.00
Fixed Assets	
Accumulated Depreciation	-85,816.00
Furniture and Equipment	113,883.00
Total Fixed Assets	28,067.00
TOTAL ASSETS	54,578.00
LIABILITIES & EQUITY	
Equity	
Members Equity	11,484.00
Net Income	43,094.00
Total Equity	54,578.00
TOTAL LIABILITIES & EQUITY	54,578.00

DEMARCO TRAINING SYSTEM LLC
Statement of Cash Flows
January through December 2022

	Jan• Dec 22
OPERATING ACTIVITIES	
Net Income	43,094.00
Net cash provided by Operating Activities	43,094.00
INVESTING ACTIVITIES	
Accumulated Depreciation	66,533.00
Furniture and Equipment	-25,000.00
Net cash provided by Investing Activities	41,533.00
FINANCING ACTIVITIES	
Members Equity	-58,116.00
Net cash provided by Financing Activities	-58,116.00
Net cash increase for period	26,511.00
Cash at end of period	26,511.00